

3 June 2003



03022740

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention: Office of International Corporate Finance, Division of Corporation Finance

Re: David Jones Limited (File No. 82-4230) - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

SUPPL

Dear Sirs

David Jones announces outcomes of strategic review

I am submitting the following information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Very truly yours,
DAVID JONES LIMITED

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

JOHN A. SIMMONDS
COMPANY SECRETARY



ASX ANNOUNCEMENT / MEDIA RELEASE 3 June 2003

DAVID JONES ANNOUNCES OUTCOMES OF STRATEGIC REVIEW

David Jones Limited (DJS) today announced the outcomes of its Strategic Review and implementation of a major, business-wide restructuring and improvement program.

The program's focus is to enhance shareholder returns by concentrating on David Jones' core, department store business. A key outcome of the Strategic Review will be to return excess cashflows to shareholders in the most efficient manner, over time.

The Strategic Review is the result of an intensive three month review undertaken by Chief Executive Officer, Mark McInnes (following his appointment in February this year) and his new management team.

KEY OUTCOMES OF THE STRATEGIC REVIEW :

- ***Focused company – clear strategy to concentrate on core businesses;***
  - Concentrate on department stores and David Jones' credit card operations;
  - Closure of Rockingham (WA) store and decision to exit from Fountain Gate (Vic) lease;
  - Post restructure all stores in the portfolio will make store profit .
- ***Exit from Foodchain and Repositioning of DJ's Online;***
- ***Sustainable cost efficiencies***:
  - Save $50 mil through total cost efficiencies by the 2006 financial year (FY06) – $10 mil to flow through to earnings before interest and tax (EBIT);
  - Savings generated from cost efficiencies will offset cost of key store refurbishments and customer service initiatives;
- ***Capital Expenditure (Capex) Reduction***:
  - $50 mil total reduction in planned capital expenditure (FY04-FY08);
- ***Sales Revenue Increases***:
  - Moderate economic cycle growth to be reflected in comparable store sales increase;
  - In addition, $60 mil -$70 mil of sales revenue growth from key store refurbishments (FY04-FY06);
- ***Sustainable retail gross margin of 36.5% - 36.9%;***
- ***Raised Earnings Guidance***:
  - Profit after tax guidance $52 mil - $56 mil for FY04 (pre Reset Preference Shares (RPS));
  - 5%-10% p.a. profit after tax (PAT) forecast increase in FY05 and FY06;
- ***Impact on 2003 Financial Year (FY03):***
  - On track to meet guidance of 15% - 20% earnings growth (pre-significant items and pre RPS) in FY03;
  - Restructure will include one-off significant items of more than $78 million* (pre tax) being incurred which will result in a post tax loss of more than $20 million* (pre RPS) in FY03;
  - Significant items relating to the restructure will be provided for in full in FY03;
- ***Excess cashflows to be returned to shareholders:***
  - Strong, future, excess cashflows to be returned to shareholders on an ongoing basis, in the most efficient manner;
  - Directors intend to pay **3 cents per share fully franked final dividend in FY03** as evidence of

Focused company with a clear strategy

David Jones CEO, Mark McInnes said, "Our Strategic Review confirmed that David Jones' core department store business has been successfully rebuilt over the past few years and is now an excellent business. It has a strong market position, a powerful brand name, a loyal customer base and is successfully differentiating itself from its competitors in terms of exclusive supply arrangements, quality of service, store ambience and product range.

"Moving forward, we are focussing on leveraging these strengths into ongoing value and returns for shareholders. Our objective is to restore the investment fundamentals of the company by positioning David Jones as a well-defined and differentiated retail department store which delivers consistent, strong yields and steady growth," Mr McInnes said.

As part of the Strategic Review management undertook a thorough review of David Jones' existing businesses and objectively assessed each of their performances to date and their prospects going forward.

Mr McInnes said, "Being a new management team with extensive Australian retailing experience, we have been able to take a long, hard objective look at David Jones' businesses and have made some tough decisions.

"We assessed a number of options for each of the businesses that are under-performing or whose prospects moving forward do not meet our investment hurdles and decided that we needed to restructure the business and focus on our core, profit generating businesses. "

Restructure to focus on core businesses

The Strategic Review concluded that in order to generate sustainable earnings growth and long term value for shareholders the company needs to:

i. ***Department Store Portfolio:***

Ensure each store in the portfolio makes a store profit . This means that the *Rockingham, (Western Australia)* store will be closed by the end of July 2004 upon expiry of the existing lease.

Negotiations will be entered into with the landlord in relation to exiting from the *Fountain Gate, (Victoria)* lease. The store relating to this lease was due to open post 2007. This decision has been made on the basis that a store in this location will not generate sufficient sales and profit to justify the capital investment required to build a 15,000 square metre store that supports the David Jones brand positioning.

In addition, the carrying value of the Hornsby store in the company's accounts will be written down by $7.9 million to reflect its true value in terms of current and expected trading performance. Despite the write-down, the company will continue trading in this location, over the long term. With reduced depreciation the store is forecast to be profitable in FY04.

Mr McInnes said, "By taking these steps David Jones will have a distinct competitive advantage because each store in its portfolio will make a store profit and will add to the company's ability to provide a strong return on investment."

ii. ***Foodchain:***

Exit from the Foodchain business and either assign or terminate the existing leases. A decision has been made to exit this business quickly and efficiently in order to minimise the costs and disruption flowing from the closure.

The Foodchain business was subject to rigorous review. It has been a challenging business since its inception. Extensive analysis of the various options for the Foodchain business was undertaken including continuing in its current form, rolling out additional stores and integrating it

shareholder value perspective is to exit from the Foodchain business. This is also consistent with the company's strategy of focussing on its core businesses.

The company has provided a significant item cost of $25.6 million in the FY03 accounts in relation to the closure of Foodchain. This amount does not include the cost of exiting from existing leases, which are currently the subject of negotiation with third parties or the exit from Port Melbourne which was provided for in the first half of FY03.

David Jones will however, continue to develop key department store *Foodhalls*, as these are an integral part of our core department store offering and are profitable. A fully refurbished foodhall will be opened in the Sydney CBD David Jones department store in mid August 2003 and in the Melbourne CBD store in 2004;

iii. ***Online:***
Reposition the Online business to focus on integrated marketing activities and cease the sale of general merchandise (other than Christmas hampers) from mid July 2003. This decision was based on the Strategic Review findings, which made it clear that future capital investment in the Online business would not meet the company's investment criteria.

In accordance with David Jones' practice in the past, Christmas hampers will continue to be available for sale during the period of October to December each year.

Other services such as accessing David Jones card statements, viewing gift and bridal registries, in-store event information, investor information and more than 20 catalogues, will continue to be provided to support the core business. Customers will continue to be able to make telephone purchases of items displayed in the David Jones catalogues through the store network;

iv. ***Credit Cards:***
Continue to develop the earnings potential of the Credit Card business through good management of costs and bad debts, a well-managed interest free program and through continued integration into the David Jones department store marketing program.

Mr McInnes explained, "The David Jones credit card business has had two years of excellent growth and we expect this business will generate compound EBIT growth of 5% - 10% from FY04 to FY06."

Sustainable Cost Efficiencies

A new cost management program targeting non-customer service related areas will be implemented as a result of the Strategic Review. The cost management program is designed to generate savings that more than offset costs arising as a result of investment in key store refurbishments and improved customer service.

Mr McInnes said, "Throughout the three month review process we have been acutely aware of the importance of identifying and implementing realistic and sustainable cost saving measures without jeopardising the quality of service and positioning of our department stores.

"We have carefully reviewed past cost management programs undertaken by the company and whilst these have delivered some results we have learnt from our experience in these programs.

" By ensuring that the new management team was integrally involved in the review process and aligning employee performance measurements and rewards to the achievement of cost efficiencies, I believe we have achieved a cultural change and organisation-wide ownership of the Strategic Review initiatives," Mr McInnes said.

By FY06, the cost efficiencies implemented as part of the Strategic Review will reduce the company's

offset against strategic cost increases (from rent, occupancy and depreciation) resulting from investment in key store refurbishments and service initiatives. The remaining $10 million per annum will flow through to earnings before interest and tax (EBIT) by FY06.

The key areas that have been targeted under the cost management program are non-merchandise procurement, information technology, logistics and supply chain functions, as well as visual merchandising initiatives and non-customer service related store savings. Cost efficiencies will be achieved in a number of ways including through the introduction of competitive tendering for suppliers, elimination of duplication, renegotiation of supplier arrangements on an annual basis, reduction of unproductive employee hours, 'back of house review', expense account benchmarking, minimising inter-store transfers, reducing inventories and consolidating IT services.

Capital Expenditure (Capex) Reduction

Another of the key initiatives implemented as a result of the Strategic Review is the establishment of a Capex Committee and clear Capex guidelines and disciplines that focus on management of capital expenditure in terms of amount spent, timing of investment and return on funds employed.

The company has allocated $50 million per annum for the next five years to be used for capital expenditure purposes. This will be comprised of $35 million per annum, which will be invested in the strategic refurbishment of key department stores. A further $10 million - $12 million per annum will be invested in IT.

Based on previous guidance given by the company, the new capital expenditure program equates to a reduction in total capex of $50 million over the period FY04 to FY08.

Sales Revenue Increases

Over the next three years management expects that sales revenue growth for the company will be generated by both discretionary consumer-spending trends (based on independent forecasts) and from its investment in the refurbishment of key stores.

David Jones Sales Revenue Growth Expectations

	2004	2005	2006
Economic impact on like-for like sales	0.5%-1.0%	1.5%-2.0%	0.5%-1.5%
DJS Refurbishment growth expectations	1.0%-1.5%	1.0%-1.5%	1.0%-1.5%
Total range of sales revenue growth	1.5%-2.5%	2.5%-3.5%	1.5%-3.0%

Although capital expenditure has been reduced, the company will continue its investment in the refurbishment of key city and suburban stores. This investment will focus on revenue growth enhancement and has been structured to ensure that the return on investment guidelines are met.

The investment in refurbishments is projected to generate $60 million - $70 million of sales growth over the next three years.

Sustainable retail gross margins of 36.5% - 36.9%

David Jones' 'Differentiation Strategy' over the past 3-4 years has delivered improved market positioning, growth in market share, protection against competitor activity and a level of profit and margin protection.

Management will continue positioning David Jones as a unique retail department store and will further develop the current "Differentiation Strategy" by focusing on a broader range of brand and product differentiation and on exclusive supply arrangements.

The extended Differentiation program will develop further and continue to encompass the business' core categories of women's, men's and children's wear, footwear, cosmetics, homewares, furnishings and food.

In addition, profit protection measures will be introduced which will effectively enable David Jones to share seasonality, fashion and economic cycle risk with its suppliers.

Mr McInnes said, "We will continue our well-regarded, tight inventory management policy. We believe that this policy will ensure we continue our track record of maintaining aged stock inventory levels at 5% of total inventory and avoiding the need for discounting and marked-down sales due to a build up of excess or aged stock."

Raised Earnings Guidance (FY04)

The Strategic Review addressed all aspects of the company's business that impact earnings, including costs, capex, store portfolio mix, market positioning and differentiation, revenue growth, refurbishment approach, margin preservation, financial flexibility and the non-profit contributing businesses.

The initiatives that are being implemented will improve the quantity and quality of the company's earnings in FY04 and thereafter. Profit after tax guidance for the 2004 financial year is $52 million - $56 million (pre RPS). Profit after tax increases of 5%-10% p.a. are expected in FY05 and FY06.

Impact on the 2003 Financial Year (FY03)

As announced in previous guidance, the company is on track to report 15% - 20% earnings growth in FY03 (pre significant items and pre RPS). However, the restructure to be implemented as a result of the Strategic Review will result in a number of significant item charges being incurred in the 2003 financial year.

Mr McInnes explained, "In addition to our Strategic Review, we decided that we would also undertake a full review of our assets and accounting policies.

"On the basis of this review, we will be incurring some one-off accounting charges relating to a number of items such as store and head office assets and inventory refinements."

All of the one-off charges relating to the restructure and the asset and accounting review adjustments will be provided for in the 2003 financial year. Appendix A sets out a breakdown of these charges. These one-off charges plus an allowance the company has made for Foodchain and Fountain Gate, amount to more than $78 million (pre tax) and will result in David Jones reporting a post tax loss of more than $20 million (pre RPS) for FY03. More definitive guidance cannot be provided until negotiations relating to the exit from the Foodchain and Fountain Gate leases are completed.

Mr McInnes said "Whilst significant items in the 2003 financial year are substantial, the benefits that will arise as a result of implementation of the Strategic Review initiatives, far outweigh these initial one-off costs and by FY04 we will see a significant improvement in the size, sustainability and quality of our earnings."

Directors intend to pay 3 cents per share fully franked final dividend FY03.

As a sign of the company's ongoing commitment to enhancing returns and value for shareholders and the Directors' confidence in the new management team and the future earnings potential of the business, it has been decided that:

- the Directors announce their intention (subject to the final full year result) to pay a **fully franked 3 cents per share dividend** for the second half of the 2003 financial year; and
- the **Dividend Reinvestment Plan** will be suspended prior to payment of the final 2003 dividend.

Shareholder Rewards Program

The David Jones Shareholder Rewards Program will be retained. On 1 August 2002 the company reduced the discount rates under the program so that it was in line with competitor offerings. The lower discount rates have ensured that the scheme is currently value accretive to all shareholders.

The company will however, continue to review the discount rates in light of competitive and consumer behaviour to ensure it continues to enhance total shareholder value

Return excess cashflows to shareholders

Mr McInnes said, "We are committed to strengthening and growing the cashflows of the business and to continuing to return the excess, that is not needed in the ongoing business, to shareholders in an efficient manner."

Conclusion

"We are confident that the strategic initiatives outlined today, will deliver to shareholders a value-enhancing company, with a clear path to on-going earnings growth against a background of a strong cashflow position," Mr McInnes said.

ENDS

FOR FURTHER INFORMATION CONTACT:

Investors & Analysts:	***Media:***
Stephen Goddard Finance Director David Jones Limited 02 9266 5729	Helen Karlis General Manager Corporate Affairs and Investor Relations David Jones Limited 02 9266 5960 0404 045 325



APPENDIX A
to DAVID JONES LIMITED ASX ANNOUNCEMENT dated 3 JUNE 2003

Significant Items Impacting David Jones' FY03 Results

FY03 SIGNIFICANT EXPENSE ITEMS Excl. Lease exit costs - Foodchain and Fountain Gate	PROFIT BEFORE TAX IMPACT	PROFIT AFTER TAX IMPACT
	$000	$000
SIGNIFICANT ITEMS DUE TO STRATEGIC REVIEW		
RESTRUCTURING COSTS & ASSET WRITEDOWNS		
Foodchain Business Exit		
Non current assets write off	19,662	13,764
Restructuring costs	5,914	4,140
Lease exit costs	tba*	tba*
Port Melbourne[1]	4,552	4,552
Total Foodchain	30,128	22,456
Online Business Restructure		
Non current assets write off	4,444	3,321
Restructuring costs	1,904	1,458
Total Online	6,348	4,779
Rockingham Store Closure	1,176	824
Fountain Gate Lease Exit	tba*	tba*
Strategic Review – General Restructuring	1,864	1,305
Hornsby (Carrying Value Adjustment)	7,944	5,561
Design Fees	6,122	6,122
TOTAL SIGNIFICANT ITEMS DUE TO STRATEGIC REVIEW	53,582	41,047
SIGNIFICANT ITEMS DUE TO ACCOUNTING AND OTHER ADJUSTMENTS		
	PROFIT BEFORE TAX IMPACT	PROFIT AFTER TAX IMPACT
	$000	$000
Store Assets Register Review	1,707	1,195
Head Office Assets Register Review	2,007	1,405
Inventory Cost Refinement	2,875	2,013
Inventory Provision Refinement	3,600	2,520
Lease Stamp Duty	2,059	1,441
TOTAL ACCOUNTING POLICY REFINEMENTS/OTHER ADJUSTMENTS	12,248	8,574
TOTAL SIGNIFICANT ITEMS FY03	65,830	49,621

[1] *Actual expense 1H FY03. Port Melbourne was accounted for in the first half of FY03.*



3 June 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention Office of International Corporate Finance,
Division of Corporation Finance

Re David Jones Limited (File No. 82-4230) -
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Sirs

David Jones Limited Board Director
Elizabeth Nosworthy Resigns from Board

I am submitting the following information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Very truly yours,
DAVID JONES LIMITED

JOHN A. SIMMONDS
COMPANY SECRETARY



ASX AND MEDIA RELEASE

3 June 2003

David Jones Ltd Board Director
Elizabeth Nosworthy Resigns from Board

David Jones Director, Elizabeth Nosworthy, has tendered her resignation from the Board, effective today.

"It has been a privilege to be a part of one of Australia's great retailing companies," Ms Nosworthy said.

"I am fully supportive of the future strategy to be announced today. I am also very confident that, ably led by Mark McInnes as CEO and Stephen Goddard as Finance Director, the management team is very well placed to deliver on that strategy to the benefit of all shareholders."

"I wish the team every success and I plan to remain a shareholder."

[Ends]

FOR FURTHER INFORMATION CONTACT:

Helen Karlis
General Manager Corporate Affairs & Investor Relations
David Jones Limited
Tel: 02 9266 5960
Mobile: 0404 045 325



3 June 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention	Office of International Corporate Finance, Division of Corporation Finance
Re	David Jones Limited (File No. 82-4230) - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Dear Sirs

David Jones Limited
David Jones and Freedom Agreement
to assign Foodchain Leases

I am submitting the following information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Very truly yours,
DAVID JONES LIMITED

JOHN A. SIMMONDS
COMPANY SECRETARY

DAVID JONES



ASX RELEASE

3 June 2003

DAVID JONES AND FREEDOM AGREEMENT TO ASSIGN FOODCHAIN LEASES

David Jones Limited (DJS) today announced that it has entered into an agreement with Freedom Group Limited (FFL) to take over the four David Jones Foodchain stores leases in NSW and Victoria.

The stores will be re-branded and operated as Bayswiss outlets.

The agreement is conditional on consent to a change of permitted use being given by the landlords of the stores, allowing the full Bayswiss concept, including retailing of homewares and furniture. Freedom will take over all the current lease terms and conditions, other than in relation to permitted use.

Under the deal, Freedom will acquire all existing fixtures and fittings in the Foodchain stores for a nominal amount.

David Jones will pay Freedom a total incentive payment of $10 million for all four stores on completion of assignment.

Assignment of the leases is scheduled to be completed by 28 June 2003 but no later than 26 July 2003.

ENDS

Contact - Mark McInnes (02) 9266 5730
Chief Executive Officer

Stephen Goddard (02) 9266 5729
Finance Director

Helen Karlis – (02) 9266 5960
General Manager, Corporate Affairs & Investor Relations



3 June 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention — Office of International Corporate Finance,
Division of Corporation Finance

Re — David Jones Limited (File No. 82-4230) -
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Sirs

David Jones Limited
Chairman Dick Warburton announces intention to retire from the Board of David Jones

I am submitting the following information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Very truly yours,
DAVID JONES LIMITED

JOHN A. SIMMONDS
COMPANY SECRETARY

DAVID JONES



ASX AND MEDIA RELEASE

3 June 2003

David Jones Ltd Chairman Dick Warburton announces intention to retire from the Board of David Jones

David Jones Ltd Chairman Dick Warburton today announced his intention to retire from his role as Chairman of David Jones Ltd, and from his Board position. Mr Warburton will continue as Chairman until a new Chairman has been selected.

"David Jones Ltd CEO Mark McInnes today announced the outcome of a Strategic Review which provides the company with a strong platform for the future," Mr Warburton said. "This Strategic Review has my full support and the endorsement of the Board."

"As part of the review, tough decisions have been made to enable the David Jones business to be positioned to deliver maximum shareholder returns moving forward," Mr Warburton said.

"Under my Chairmanship, the company has pursued growth, as well as a rebuilding of the core, successful department store business. Some of these growth strategies have not delivered the benefits we were hoping for the business and shareholders. That is clearly a subject of much regret to me and to the Board.

"As Chairman since listing, I acknowledge the impact these initiatives have had on shareholders.

"I'm proud of the achievements David Jones has made during a period of great change and challenge for retailing, and department stores in particular. I'm particularly pleased with the strength and success of the David Jones core department store business, which has firmly established itself as the premium department store in Australia.

"I firmly believe David Jones is now in an excellent position to move forward and to deliver results and I intend to remain as a significant shareholder in the company.

"It has been a pleasure and honour to serve as Chairman of David Jones for more than seven years," Mr Warburton said.



"Our Strategic Review confirms that the David Jones' core department store business has been successfully rebuilt during the past few years. David Jones now has a strong market position, a powerful brand name, a loyal customer base and is successfully differentiating itself from its competitors in terms of exclusive supply arrangements, quality of service, store ambience and product range."

"The Three Year Strategic Review has set the company's course for the future, and I'm pleased that at its core will be a healthy and successful department store business," Mr Warburton said.

Mr Warburton said an orderly process was underway to carefully review both internal and external candidates to identify the best person to chair David Jones moving forward.

[End]

FOR FURTHER INFORMATION CONTACT:

Helen Karlis
General Manager Corporate Affairs & Investor Relations
David Jones Limited
Tel: 02 9266 5960
Mobile: 0404 045 325